Foresyte, Inc



ANNUAL REPORT

3021 N Southport Avenue Apt 4A

Chicago , IL 60657

(303) 888-0698

http://foresyteapp.com

This Annual Report is dated April 28, 2023.

BUSINESS

Overview

Where finance meets fun!

Foresyte is a one-stop-shop for planning and budgeting for the discretionary parts of life, providing users with three unique pillars of value:

1. Financial Planning

2. Social Calendar

3. Travel Planning

We believe Foresyte's cash flow budgeting framework is approachable and effective, helping users see how the plans they commit to today impact present and future finances (i.e. vacations, weddings, bachelor(ette) parties, festivals, concerts, game night, date night, golf outing... you name it).

The app's social calendar – which is powered by a cutting-edge contacts mapping infrastructure – offers an upgraded alternative to platforms like Facebook for planning social events with friends, while layering on financial insights that bring new context to the plans we commit to. We believe Foresyte makes it easier than ever before to stay aligned with friends on plans and (anticipated to launch this February) friends can bring the banter to social planning with Foresyte's chat functionality.

On December 2, 2022, Foresyte debuted its vertical search-based Travel Planner which empowers users to shop the true cost of traveling to any city around the world based on real-time insights provided by other travelers (think of Waze, but for travel), see how those travel plans impact finances in real-time before anything has been booked, and eventually (*speculative*) even book the best deals on flights, hotels, transit, and tourism all from within the app. Friends can also collaborate on trip planning through Foresyte's sleek Itinerary Builder feature, which alleviates one of the biggest pain points experienced when traveling with groups.

The Foresyte app launched on July 18, 2022 and is available on the iOS App Store.

Website: https://www.foresyteapp.com/

App Store Page: https://apps.apple.com/us/app/foresyte-lifestyle-planning/id1627660146

Revenue Model

Foresyte is a subscription-based app that offers a 30-day free trial prior to enrolling users in the $4.99 monthly subscription cycle. Foresyte's consumer-direct channels consist of an in-house TikTok influencer, paid and organic socials, nightlife venue relationships, and an incentivized referral program ($10 Visa e-card for each friend you refer to subscribe)

Foresyte is currently trending at roughly 500 installs per week, among whom 46.5% convert into users and 31% of users convert into subscribers. The company expects its 81% MoM revenue growth to accelerate in the coming months as a result of these encouraging trends.

We believe that Foresyte is already proving out the market for its paid offering, while simultaneously laying the groundwork for an anticipated backdoor freemium pivot in Q1 of '23, with the objective being to accelerate its social calendar flywheel, which fuels the advanced feature sets. We anticipate that this model will further stimulate top-of-funnel growth by providing free access to core features, while enticing freemium users to upgrade to the paid version in order to access the advanced, gated features. We believe this pivot will fuel a powerful network effect that makes the product compoundingly sticky, since the collaborative planning features instill a social pressure of "if you're not in, you're out" within the context of making plans with friends.

We also plan on introducing additional revenue channels in Q1 of 2023, such as interstitial display ads, commissions generated by integrating third-party booking syndicates (i.e. Expedia – *speculative*), and expedited withdrawal fees collected by way of the in-app cash exchange infrastructure which we anticipate to debut in Y2 (i.e. think Splitwise, but for group travel, entertainment, dining, or other social occasions).

Market Validation

A national survey conducted by Anthology Research Firm found that over 66.9% of 18 – 34 year-old Americans are currently unserved with budgeting, among whom 86.4% responded with interest when presented with Foresyte in the same survey (focus group sentiment validated this market gap further). Foresyte has signaled its path toward market disruption through its strong early traction, garnering over 7,400 installs, 3,448 active users, and 105% MoM growth during its brief 130 days in the market.

In-House Influencer

Technical operations manager at Walmart Connect by day, and TikTok influencer with a 690K+ follower reach by night, Ken has accelerated Foresyte's growth on the social media giant while garnering a highly engaged following in the process. Through his compelling content and storytelling capabilities, Ken has played a crucial role in optimizing Foresyte's user acquisition cost (trending < $3.50 per install) while simultaneously laying the groundwork for Foresyte's long-term organic growth strategy on the platform (i.e. snowball effect).

Agency Relationship

Family owned and operated by Foresyte's lead investor, Heinrich Marketing is the company's established marketing agency. Heinrich has been around for 45 years with 85+ employees, serving several Fortune 500 clients and helping produce a lot of winners, including FinTech success story, Prosper. They've provided and continue to provide Foresyte with top-notch services at no cost, including (but not limited to):

1. Market Research

2. Foresyte Re-brand

3. Website Re-design (in progress)

Team

LGBT led, Foresyte has a diverse and talented team of eight contributors who are on a collective mission to reshape the way we make plans in life.

Stephen Eddy – *Founder, CEO*

Prior to Foresyte, Stephen spent 3.5 years at G2 as a technical project and product manager. During his time there, he led several big ticket initiatives and owned the product lifecycle of two core G2 assets which were scaled to prominence under his lead:

MyG2 Campaign Dashboard – Ideated & launched this G2 equivalent to Google Ads, producing over $1M in campaign spend in the first six months alone.

G2 Data Cloud – Governed G2's cavernous data infrastructure, spanning nearly a dozen siloed data sources and hundreds of millions of records. Led a team of 7 data engineers to automate processes and deliver solutions to market which directly influenced over $2M in annual recurring revenue during his time leading the team.

Dylan Thomas – *Co-Founder, Engineering*

Formerly a DevOps quality engineer at Xactly corp, Dylan brings extensive experience as a full stack engineer with great knowledge of backend data infrastructure and a keen eye for quality assurance.

Dani Hristeva – *Co-Founder, UX & Design*

With a background in graphic design and user lifecycle at G2, Dani has sculpted Foresyte's sharp product design from the ground-up and continuously explores new ways to enhance the user experience.

Ken Waks – *TikTok Strategy*

Technical operations manager at Walmart Connect by day, and TikTok influencer with over 690K+ followers* reach by night, Ken has accelerated Foresyte's growth on the social media giant while garnering a highly engaged following in the process.

Tarun Sahu – *Senior Engineer*

With over 7 years of experience working in the Swift / iOS environment, Tarun is a full-stack engineer who brings a wealth of knowledge to the product team and is responsible for developing many of the core features seen on Foresyte today.

Kevin Corboy – *Junior Engineer*

Self-taught and passionate about this work, Kevin is a talented UI developer who works closely with the design team to optimize and refine the visual aesthetic of Foresyte.

Grace Saldana – *Social Strategy*

Grace is an experienced media professional with over 27K followers* on Instagram and an eye for organic social growth.

Elena Eddy – *Community Engagement Specialist*

Elena brings a wealth of experience in community management, helping Foresyte build its organic social reach and drive down its user acquisition cost on TikTok and Instagram.

*The number of Ken Waks and Grace Saldana's followers is accurate as of January 20, 2023.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $199,950.00
Number of Securities Sold: 1,333,000
Use of proceeds: Used to get from where we are in April to where we are today. Marketing and payroll for contractors. Product development.
Date: April 22, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $45,000.00
Use of proceeds: This was used for salaries for who are full time. Two of them are on payroll now. Marketing spend. All SAFEs were converted into equity the week of December 12th
Date: September 13, 2022
Offering exemption relied upon: 506(b)
^ the above converted into common stock at the predetermined valuation cap of $3M back in December

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:
Note: Forestye, Inc. was formed on March 29, 2022, and launched its app on July 18, 2022. As such, the Company has an extremely limited operating history & does not have a full financial year to report.

We believe that the company can operate for 6.5 months (post-money) without generating revenue.

Post-commissions paid to StartEngine, Foresyte is projected to walk away with $150,000 on hand. Referring back to the "what will we do with the funds" question within the Offering Information section, Foresyte projects a gross monthly burn of $20,000. This will ensue from modestly compensating the team of 5 (already full-time) contributors, funding our growth strategy, and supporting critical business operations. ($20,000 X 6.5 months = $150,000).

Foreseeable major expenses based on projections:
Our forecasted major expenses are marketing, payroll, and professional services.

Future operational challenges:
As Foresyte approaches its market adoption tipping point, the company is prepared to experience operational challenges around scaling the team to keep up with the anticipated rapid growth. Expanding coverage to Android and international users will also present a unique set of challenges, but Foresyte is prepared to move quickly and execute with precision.

Future challenges related to capital resources:
The team has built the groundwork for a sustainable revenue model and has proven strong market traction through its efficient distribution strategy on TikTok. The company has secured

the runway necessary to reach a proper seed round milestone in the early summer, the financing for which has already been committed by an inside investor in the amount of $400 - $500K contingent upon delivering our current roadmap priorities. With this in mind, the company does not expect to encounter any future challenges related to capital resources.

Future milestones and events:
Reaching breakeven and cash flow positivity will dramatically change how Foresyte can operate its business, since we believe that this milestone will remove reliance on future financing rounds as the only means to sustain growth. This milestone will provide the company with significant leverage in negotiating its Series A round with a venture fund who can further accelerate Foresyte's growth through the access to key partnerships and counsel.

Foresyte needs approximately 5,000 paid users to reach breakeven at its current burn rate.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $23,086.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: George Eddy (lead investor)
Amount Owed: $30,000.00
Interest Rate: 6.0%
Maturity Date: April 30, 2023
First installment is not due until Feb 28; George is a family investor who will accommodate all circumstances, should there be an unexpected delay with the StartEngine raise
^ the lender is considering an equity conversion at the $3M valuation cap extended at the time of loan being extended to Foresyte. Regardless of his decision, the lender has agreed to pause the payback terms indefinitely until the company achieves proper seed financing

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Eddy
Stephen Eddy's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, CEO
Dates of Service: March, 2022 - Present
Responsibilities: Leadership, product strategy, distribution strategy, business oversight, investor relations, admin duties (while Foresyte was legally formed in March of 2022, Stephen has been working on Foresyte since November of 2021) - 45.91% equity; no current salary (though he will being earning $40K annual salary in May)

Other business experience in the past three years:
Employer: G2.com
Title: Senior Project Manager
Dates of Service: February, 2021 - April, 2022

Responsibilities: Leadership, technical project management, technical product management, data cloud governance

Other business experience in the past three years:
Employer: G2.com
Title: Project Manager
Dates of Service: February, 2020 - February, 2021
Responsibilities: Leadership, technical project management, technical product management, data cloud governance

Name: Dylan Thomas
Dylan Thomas's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder, VP of Engineering
Dates of Service: March, 2022 - Present
Responsibilities: Eng team leadership, software development, integrations, product quality, codebase governance, data infrastructure governance (while Foresyte was legally formed in March of 2022, Dylan has been working on Foresyte since February of 2022) - 15.91% equity; $40,000 annual salary.

Other business experience in the past three years:
Employer: Xactly Corp
Title: DevOps Quality Engineer
Dates of Service: May, 2021 - May, 2022
Responsibilities: Quality assurance, software development, codebase governance, data infrastructure governance

Other business experience in the past three years:
Employer: Xactly Corp
Title: Associate Software Quality Engineer
Dates of Service: November, 2019 - May, 2021
Responsibilities: Quality assurance, software development, codebase governance, data infrastructure governance

Name: Ken Waks
Ken Waks's current primary role is with Walmart Connect. Ken Waks currently services 40 hrs a Week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder, CMO
Dates of Service: March, 2023 - Present

Responsibilities: Ken oversees Foresyte's PR and distribution strategy end-to-end. Between his two tenures at Google and Walmart Connect, he brings a deep knowledge of B2C distribution, in addition, to a 700K follower reach as a prominent TikTok influencer, which has been a key driver behindForesyte's organic growth. Under his lead, Foresyte has driven its cost per install all the way down to $2.47 while sustaining 600+ new installs per week.

Other business experience in the past three years:
Employer: Walmart Connect
Title: Technical Operations Manager
Dates of Service: October, 2022 - Present
Responsibilities: By day and by trade I work as a Technical Manager at Walmart Connect where I've been for 3 & a half years. WMC is the advertising arm of the Fortune #1 company.• I work directly with our largest suppliers & their engineering teams to enable them to integrate into our advertising UI using API endpoints.• I've held titles of Operations Analyst, Chief Fun Officer, Support Team Lead, AssociateTechnical Manager, and now Technical Manager.• The primary value I provide to WMC is my advanced knowledge of Walmart's many systems and my skill of triaging complex issues, serving as subject matter expert to many cross-functional teams and stakeholders both inside and outside of the company.

Other business experience in the past three years:
Employer: Walmart Connect
Title: Associate Technical Manager
Dates of Service: September, 2021 - October, 2022
Responsibilities: Oversees the development, implementation and maintenance of technological company systems and processes

Other business experience in the past three years:
Employer: Walmart Connect
Title: Support Team Lead, RevOps
Dates of Service: September, 2019 - September, 2021
Responsibilities: Led Walmart advertising self-serve support team. Established CSAT & NPS Scores. Reduced new agent onboarding time by 75%.

Name: Robinick Fernandez
Robinick Fernandez's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, UX & Design
Dates of Service: March, 2023 - Present
Responsibilities: Robinick has over 10 years of experience in digital design and is the latest member of Foresyte's co-founding team. Through his keen eye for product design, he has brought new life to Foresyte's product vision and is a key driver behind the company's ambitious plans for travel. Robinick conducts user research, ideates user flows and wireframes, designs intuitive interfaces, and oversees the development of the app's visual design.

Other business experience in the past three years:
Employer: Seattle Magazine
Title: Creative Consultant
Dates of Service: November, 2021 - March, 2023
Responsibilities: I led the redesign of the publication's visual identity and rebrand. I worked closely with editorial and advertising to create a fresh and modern layout, logo, and website that reflected the unique culture and spirit of Seattle. In addition to overseeing the magazine's

rebrand, I developed a new media kit and assisted advertisers in updating their ads to fit our new look. Through my leadership and keen eye for design, I helped elevate Seattle Magazine to deliver a memorable experience for legacy subscribers and welcome new readers.

Other business experience in the past three years:
Employer: Glamhive
Title: Creative Consultant
Dates of Service: June, 2011 - November, 2023
Responsibilities: I shaped the company's identity and customer engagement through branding and UX design. I worked with the marketing and product teams to define audiences, brand positioning, and campaigns. Brand guidelines and user interviews helped me improve our styling platform.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Stephen Eddy
Amount and nature of Beneficial ownership: 5,050,000
Percent of class: 45.91%

RELATED PARTY TRANSACTIONS

Name of Entity: George Eddy
Relationship to Company: shareholder
Nature / amount of interest in the transaction: Simple Agreements for Future Equity ("SAFE")
Material Terms: On September 13, 2022, the Company issued Simple Agreements for Future Equity ("SAFE") in the amount of $30,000to one of the shareholders, George Eddy. The valuation CAP is set to $3,000,000.

Name of Entity: Keaton Reed
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Simple Agreements for Future Equity ("SAFE")
Material Terms: On September 13, 2022, the Company issued Simple Agreements for Future Equity ("SAFE") in the amount of $15,000 to one of the shareholders, Keaton Reed. The valuation CAP is set to $3,000,000.

Name of Entity: George Eddy
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: A cash advance

Material Terms: In March of 2022, the company received a cash advance extended by one of its lead investors, George Eddy, used for financing business operation. The funds were a part of his eventual $105,000 that was used for a 700,000 Common Stock purchase.

Name of Entity: George Eddy
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Promissory Note
Material Terms: On December 2, 2022, the Company entered into a Promissory Note with one of the shareholders, George Eddy, in the amount of $30,000. The note bears an interest rate of 6% per annum. The principal amount and interest shall be payable on or before May 31, 2023.

OUR SECURITIES

The company has authorized Common Stock, and Safes I - III. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,506,097 of Common Stock.

Common Stock
The amount of security authorized is 11,000,000 with a total of 9,108,000 outstanding.
Voting Rights
1 vote per share
Material Rights
The total amount outstanding includes 7,575,000 of shares to be issued pursuant to outstanding RSUs.

Art. VII, Sect. 3(f-j)- Restrictions on Transfer
f) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the los s of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, m essage board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a broke red transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(g) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. A ny shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Article XIV of these Bylaws.

(h) Any Transfer, or purpor ted Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(i) The foregoing restriction on Transfer shall terminate upo n the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(j) The Certificates representing shares of stock of the corporation, if any, shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS O CORPORATION."

Art. XIV, Sect. 1 (q-r)- Right of First Refusal
Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in Article VII, Section 3 and below:

(q) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Article VII, Section 3(b) of these Bylaws and comply with the provisions therein.

(r) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

Safes I - III
The security will convert into Convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the Safes I - III are outlined below:

Amount outstanding: $43,875.00

Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert
Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Foresyte common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient enough demand for our product to establish a baseline revenue steam required to continue long-term operations, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business by way of our paid marketing channels. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Foresyte has conducted a thorough market analysis to determine our present $7.5M valuation. However, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Foresyte common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer technology sector. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, such as a greater proportion of funds than anticipated being allocated toward Company Employment to support key hires unbeknownst to the Company at this time, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance, such as Foresyte's projected total addressable market, are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services comprising financial, social, and travel planning applications are variants on one type of service: providing a comprehensive platform to manage personal finances, and plan for social outings and travel experiences with friends. Our revenues are therefore dependent upon the market for what the Company deems as "Lifestyle Planning" essentials. Minority Holder; Securities with Voting Rights The Foresyte common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising budget in conjunction with successfully establishing full "product-market fit" our product will be able to gain traction in the marketplace at a faster rate than our current product has to-date. It is possible that our product will fail to achieve broad market acceptance for any number of reasons, such as current high-production channels failing to grow at their projected rates, losing a critical member of the founding team due to unforeseen circumstances, or failing to innovate and enhance our product at the rate necessary to effectively captivate broader market adoption. If Foresyte's mobile application fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Foresyte was formed on March 29, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, such as encountering the need for a product strategy pivot, and managing its growth and the entry of competitors into the market. While Foresyte holds a provisional patent on its technology, this utility patent has not been formally approved by the State and is currently unenforceable. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Foresyte has incurred a net loss of -$205,771 as of October 31, 2022 and has generated limited revenue since its inception. There is no guarantee that we will be profitable in the next 3 years or generate sufficient revenue to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history with limited customers and revenue. If you are investing in Foresyte, it's because you think that our mobile application is a good idea and that our team will continue to find greater success in marketing and selling our mobile application to enough people that the Company becomes either profitable or grows its base of users at a rate sufficient enough to attract a follow-on investment by a future investor(s) prior to exhausting its estimated 18 months of runway ensuing from achieving our raise goal on StartEngine. We have pending patent approval's that might be vulnerable One of Foresyte's most valuable assets is its intellectual property. The provisional patent which the company holds on its technology has not been formally reviewed by the US Patent and Trademark Office. Due to the value we believe our unique product has, competitors may misappropriate or violate the rights owned by the Company. With the capital raised on StartEngine, Foresyte intends to pursue additional protection over its intellectual property by fully registering its provisional patent with the State and, ultimately, obtaining a proper utility patent on the materially unique technology found within its mobile application. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to our unregistered intellectual property. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, Foresyte requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in software engineering, product design, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources exhausted by recruiting, hiring and onboarding such personnel. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. More specifically, we rely heavily on the talent of our engineering team to support the level of product innovation required to truly differentiate ourselves from other competitors in the personal finance and discretionary planning space. If Foresyte fails to attract additional engineering talent in the near-term, this would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As a mobile-first software business, we may be vulnerable to hackers who may access the personal data of our users who utilize Foresyte. Further, any significant disruption in service on Foresyte or within the core systems which support the product could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers, such as Apple and Google to support and distribute our technology. Any disruptions of services or cyber-attacks either on our technology providers or on Foresyte could harm our reputation and materially negatively impact our financial condition and business. The Chief Executive Officer currently does not take a salary Stephen Eddy, the Chief Executive Officer of Foresyte, Inc., does not currently receive a salary for his work at Foresyte. Although Stephen owns equity in Foresyte, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to begin compensating Stephen once it has sufficient funds in the bank to sustain business operations in a responsible manner (i.e. post-money from this Reg. CF campaign.) The Company plans on paying Stephen a salary of $75K per year until cash flow positivity or Series A round (whichever comes first). If the minimum funding amount from this fundraising campaign is exceeded, a portion of funds from this campaign will go towards the CEO's salary compensation (as noted in the "Use of Proceeds" section).

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Foresyte, Inc

By   /s/ *Stephen Eddy*

Name: <u>Foresyte, Inc.</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



I, Stephen Eddy, the Chief Executive Officer of Forsyte, Inc., hereby certify that the financial statements of Foresyte and notes thereto for the periods ending 2022 included in this Form C offering statement are true and complete in all material respects and that the information below accurately reflects the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $-264,796; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 7, 2023.

DocuSigned by:
Stephen Eddy
49CAAB33939F473...
__________________________ (Signature)

CEO
__________________________ (Title)

4/7/2023
__________________________ (Date)

Management Report

Foresyte, Inc.

For the period ended December 31, 2022

Table of Contents

Profit and Loss

January - December 2022

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & marketing	39,961.34
Social media	39,229.25
Total Advertising & marketing	**79,190.59**
Business licenses	2.25
Contract labor	42,235.95
Contributions to charities	157.50
Dues and Subscriptions	342.00
General business expenses	5,005.23
Bank fees & service charges	-190.00
Continuing education	4,800.00
Memberships & subscriptions	327.25
Total General business expenses	**9,942.48**
Insurance	0.00
Liability insurance	119.92
Total Insurance	**119.92**
Legal & accounting services	3,681.75
Legal Fees	21,078.16
Total Legal & accounting services	**24,759.91**
Meals	0.00
Meals with clients	1,410.47
Travel meals	1,145.50
Total Meals	**2,555.97**
Office expenses	0.00
Office supplies	310.53
Printing & photocopying	64.61
Shipping & postage	205.99
Small tools & equipment	9,093.34
Software & apps	8,385.19
Total Office expenses	**18,059.66**
Payroll expenses	0.00
Payroll taxes	11,740.32
Salaries & wages	69,855.79
Total Payroll expenses	**81,596.11**
Travel	0.00
Airfare	3,775.40
Hotels	1,919.71
Total Travel	**5,695.11**
Total Expenses	**264,657.45**

	Total
NET OPERATING INCOME	-264,657.45
OTHER EXPENSES	
Vehicle expenses	0.00
Parking & tolls	139.00
Total Vehicle expenses	**139.00**
Total Other Expenses	**139.00**
NET OTHER INCOME	-139.00
NET INCOME	$ -264,796.45

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (7593) - 1	23,085.69
Total Bank Accounts	**23,085.69**
Total Current Assets	**23,085.69**
TOTAL ASSETS	**$23,085.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Business Cards	0.00
D. HRISTEVA (6826) - 1	5,022.96
D. THOMAS (6842) - 1	60.01
E. SCHMIDT (6834) - 1	102.35
S. EDDY (6818) - 1	3,105.41
Total Chase Business Cards	**8,290.73**
Shareholder Loan	3,881.41
Total Credit Cards	**12,172.14**
Other Current Liabilities	
SAFE Investments	0.00
SAFE - George Eddy	60,000.00
SAFE - Keaton Read	15,000.00
Total SAFE Investments	**75,000.00**
Total Other Current Liabilities	**75,000.00**
Total Current Liabilities	**87,172.14**
Total Liabilities	**87,172.14**
Equity	
Common stock	760.00
Aaron Eddy	15,000.00
George Eddy	105,000.00
Keaton Reed	30,000.00
Libertas Ventures, LLC	19,950.00
Lisa Thomas	15,000.00
Michael Poland	15,000.00
Total Common stock	**200,710.00**
Retained Earnings	0.00
Net Income	-264,796.45
Total Equity	**-64,086.45**
TOTAL LIABILITIES AND EQUITY	**$23,085.69**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-264,796.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Chase Business Cards:D. HRISTEVA (6826) - 1	5,022.96
Chase Business Cards:D. THOMAS (6842) - 1	60.01
Chase Business Cards:E. SCHMIDT (6834) - 1	102.35
Chase Business Cards:S. EDDY (6818) - 1	3,105.41
Shareholder Loan	3,881.41
SAFE Investments:SAFE - George Eddy	60,000.00
SAFE Investments:SAFE - Keaton Read	15,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**87,172.14**
Net cash provided by operating activities	**-177,624.31**
FINANCING ACTIVITIES	
Common stock	760.00
Common stock:Aaron Eddy	15,000.00
Common stock:George Eddy	105,000.00
Common stock:Keaton Reed	30,000.00
Common stock:Libertas Ventures, LLC	19,950.00
Common stock:Lisa Thomas	15,000.00
Common stock:Michael Poland	15,000.00
Net cash provided by financing activities	**200,710.00**
NET CASH INCREASE FOR PERIOD	**23,085.69**
CASH AT END OF PERIOD	**$23,085.69**

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	7,782,292	710	-	-	710
Contributed capital	-	-	1,483,000	275,000	-	-	275,000
Credit Card Debt							12,172
Net income (loss)	-	-	-	-	-	(264,796)	(264,796)
31-Dec-22	-	$ -	9,265,292	$ 275,710	$ -	$ (264,796)	$ 23,086

NOTE 1 – NATURE OF OPERATIONS

Foresyte, Inc. was formed on March 29, 2023 ("Inception") in the State of Illinois. The financial statements of Foresyte, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Foresyte, Inc. is a mobile-first FinTravel planning application that helps young professionals effectively manage their discretionary income and have financial awareness when planning for their experiences such as vacations, weddings, bachelor(ette) parties, festivals, or other special occasions. The product also offers a unique social planning utility that makes coordinating with friends a seamless experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from monthly subscriptions and travel service referral commissions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company carries a $30,000 promissory note extended on friendly terms by lead investor, George Eddy. The pay down terms of this loan have been paused, indefinitely, until the company reaches a sustainable financial state following the conclusion of a formal Seed round.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,333,000 shares of our common stock with par value of $0.15. We have also authorized the issuance of 150,000 shares of our common stock with par value of $0.30. As of December 31, 2022 the company has currently issued 1,483,000 shares of our common stock.

NOTE 6 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2022 through April 7, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

     I, Stephen Eddy, Principal Executive Officer of Foresyte, Inc, hereby certify that the financial statements of Foresyte, Inc included in this Report are true and complete in all material respects.

Stephen Eddy

Chief Executive Officer